UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 23, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         174,820
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    174,820
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             174,820
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     2.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------


ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al, related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $248,011.29 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person is filing this Amendment No. 6 to reflect a decrease in his ownership percentage of the company's common stock to 2.7%, from the 5.8% previously reported on Schedule 13D, Amendment No. 5, filed on February 2, 2012. On February 23, 2012, the reporting person's ownership percentage dropped below 5%. Therefore, this filing terminates the reporting person's filing requirements under Regulation 13D.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 7, 2012, the reporting person has sole voting and dispositive power over 174,820 shares of Cobra Electronics Corp.'s common stock. The company's latest Form 10-Q filing, as of November 7, 2011, indicates there were 6,539,580 common shares outstanding. Accordingly, the reporting person is deemed to own 2.7% of the company's common stock. Transactions effected by the reporting person from February 3, 2012, through March 7, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

02/03/12  sold 3500 shares at $4.70
02/06/12  sold 2300 shares at $4.896
02/09/12  sold 2400 shares at $4.97
02/10/12  sold 2525 shares at $4.829
02/13/12  sold 5000 shares at $4.98
02/16/12  sold 1000 shares at $4.95
02/17/12  sold 8200 shares at $5.281
02/21/12  sold 1200 shares at $5.39
02/22/12  sold 10,041 shares at $5.385
02/23/12  sold 33,762 shares at $5.570
02/24/12  sold 114,590 shares at $4.714
02/24/12  sold 5000 shares at $0.00*
02/27/12  sold 7500 shares at $4.505
03/01/12  sold 5000 shares at $4.483

*These shares were contributed to a charitable trust, and sold for $4.44.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  03/08/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor